Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: November 30, 2022

On November 30, 2022, Broadcom Inc. published the following post on LinkedIn:

On November 30, 2022, Broadcom Inc. published the following post on Twitter:

On November 30, 2022, Broadcom Software Group published the following post on LinkedIn:

On November 30, 2022, Broadcom Software Group published the following post on Twitter:

On November 30, 2022, Hock Tan published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs,” Broadcom Software Group’s “Broadcom Software Blog” and at reimaginingsoftware.com]

Broadcom and VMware: Investing for Customer Value
An Update from Hock Tan, Broadcom President and CEO

In October, I shared my thoughts about what a combined Broadcom and VMware will mean for customers. I wrote about the conversations I’ve had to date, the future of multi-cloud, and our philosophy on pricing, and I reiterated Broadcom’s commitment to keeping customers at the center of our business.

Nonetheless, I’ve continued to see questions in press reports about whether we intend to raise prices on VMware products. The answer is simple: No.

Given the continued interest, I wanted to expand on my thoughts about the pending transaction and share more on how Broadcom will support VMware customers and innovate VMware products once the transaction closes.

Building on our commitment
It’s important to remember that Broadcom is an engineering-first company. Our commitment to innovating leading-edge technology, ensuring successful deployments of our solutions, and delivering value for our customers is what drives our growth.

The addition of VMware will further Broadcom’s commitment in each of these three areas.

Our business model is predicated on adding long-term value to our products and improving them over time. Following the transaction’s close, we’re going to focus on making VMware’s products better for all of our customers, including enterprise customers who want products that are even easier to use. And, to be clear, we intend to continue serving customers of all sizes. VMware has a robust partner ecosystem that we will build upon to help us serve even the smallest companies. In short, we plan to take a “no customer left behind” approach.

Innovating for success
How will we spur higher growth and drive customers of all sizes to buy more VMware products than ever before? We’ll do it the way we’ve always done it: through our laser-focus on execution and innovation.

Broadcom has the scale and capacity to invest major resources in R&D innovation and build on VMware’s talented team by recruiting the best engineers — an advantage that has historically allowed us to develop better technology and product solutions than the competition, whether it’s in broadband, ethernet switching, or endpoint protection.

By investing and innovating in infrastructure software and VMware’s broad portfolio — including multi-cloud and cloud-native capabilities — we will bring our customers greater flexibility and deliver new solutions to help them connect, scale and protect their IT infrastructure.

Post-close, we intend to apply this formula for success by investing in and operating VMware with a concerted focus on growth and innovation, while furthering our track record of delivering consistent, justifiable value with our fairly priced solutions.

Greater customer choice
As we look to our shared future, we know what goes into successful customer relationships. We also know that if customers don’t find consistent value in the solutions we deploy, they’ll go elsewhere.

Don’t just take my word for it. IDC highlighted in a recent report that any vendor looking to cultivate successful customer partnerships has to first offer products, support and services that translate into real value.

In the report, IDC shared a comment from a CIO of a large, global financial services company who noted that, “This acquisition is unique, and it makes sense for [Broadcom and VMware] to form one organization that can increase productivity and deliver a more complete customer experience. Together, Broadcom and VMware will give us [customers] more power to modernize and transform our IT infrastructure to meet the needs of an ever-evolving world, ensuring secure, reliable, and flexible, choices.”

This CIO is exactly right. As workloads continue to grow rapidly across environments and multi-cloud options expand, a combined Broadcom and VMware will be focused on giving customers greater choice and flexibility over where and how they run their critical operations. We will invest in and innovate VMware’s products to create the next generation of technology that solves customers’ most complex IT challenges.

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Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.